Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 35 DATED JUNE 24, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 35 to you in order to supplement our prospectus. This supplement, dated June 24, 2003, to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 35 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 34 dated June 6, 2003 (Supplement No. 34 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and May 22, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since June 6, 2003, the date of our last supplement to our Prospectus. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 6/15/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Hiram Pavilion 5220 Jimmy Lee Smith Parkway Hiram, GA	NC	2001/2002	6/18/03	36,693,000 (1)	367,407	87	28	Kohl's Goody's

Shoppes at Lake Dow Georgia Highway 81 and Travis Road McDonough, GA	NC	2002	6/17/03	11,088,000	73,270	91	13	Publix

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC      Neighborhood and Community Retail Shopping Center

  The balance of the purchase price of approximately $8,124,000 will be paid as the center is completed and tenants begin paying rent.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire each property will generally depend upon no material adverse change occurring relating to the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

We anticipate purchasing the properties listed below from unaffiliated third parties. We intend to purchase these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 06/15/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Spring Mall Center 6717 Spring Mall Road Springfield, VA	NC	1995/2001	10,479,000	56,511	100	3	Bassett Furniture Direct Michael's

Walgreen's 10th Street and Oak Street Port Huron, MI	SU	2000	4,358,000	14,998	100	1	Walgreen's

Shoppes at Oliver's Crossing Highway 150 at Fishel Rd. Winston-Salem, NC	NC	2003	10,375,000 (1)	76,512	80	7	Lowe's Foods

Vision Works 805 South University Dr. Plantation, FL	SU	1989	1,700,000	6,891	100	1	Vision Works

Kensington Place 1761 S. Rutherford Blvd. Murfreesboro, TN	NC	1998	7,270,000	70,624	95	11	Bi-Lo Grocery Store

Naugatuck Valley Shopping Center 920 Wolcott Street Waterbury, CT	NC	2001 - 2003	53,326,000	380,332	91	14	Wal-Mart (ground lease) Stop & Shop Linens 'N Things Bob's Stores

The Summit I-265 and Kentucky Hwy 22 Louisville, KY	NC	2001	85,000,000	341,343	98	60	Barnes & Noble Old Navy Bed Bath & Beyond

		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 06/15/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Continental Portfolio
Bethel/Sawmill - Giant Eagle Shopping Center 4747 Sawmill Road Columbus, OH	SU	2001	16,450,000	116,129	100	1	Giant Eagle Grocery Store

Hilliard Rome Road 1710-60 Hilliard Rome Rd Hilliard, OH	NC	2001	17,100,000 (2)	110,871	96	12	Giant Eagle Grocery Store

Loisdale Center 6646 Loisdale Road Springfield, VA	NC	1999	29,000,000	120,742	100	4	Bed, Bath & Beyond Circuit City Barnes & Noble Designer Shoe Warehouse

Waterfront Market 660 E. Waterfront Dr. and 100-146 W. Bridge St. Pittsburgh, PA	NC	2001 -2003	123,500,000 (3)	755,313	91	70	Lowes Cinemas (ground lease)

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

SU Single User Property
  The purchase price will be adjusted based on a 8.44% cap rate and the actual lease amounts obtained on the remaining spaces to be leased.
  As part of the purchase of this property, we will assume the existing indebtedness with a remaining principal balance of approximately $11,938,000. The loan will require principal and interest payments based on an annual rate of 5.87% and matures January 2013.
  As part of the purchase of this property, we will assume the existing indebtedness with a remaining principal balance of approximately $72,366,000. The loan will require principal and interest payments based on an annual rate of 6.35% and matures July 2012.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of June 23, 2003, we had sold 145,974,867 shares in our third offering, resulting in gross proceeds of $1,458,491,756. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of June 23, 2003, we had incurred $128,175,704 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $1,330,316,052 of net proceeds from the sale of those 145,974,867 shares. An additional 6,048,310 shares have been sold pursuant to our Distribution Reinvestment Program as of June 23, 2003, for which we have received additional net proceeds of $57,458,952. As of June 23, 2003, we had repurchased 769,960 shares through our Share Repurchase Program resulting in disbursements totaling $7,252,265. As a result, our net offering proceeds from all offerings total approximately $1,960,800,910 as of June 23, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the years ended December 31, 2002, 2001 and 2000, we have incurred and paid property management fees of $4,870,084, $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2002, we had incurred $5,293,000 of such fees, of which $2,000,000 was unpaid at December 31, 2002. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,977,000 are included in the purchase prices we have paid for all our properties purchased through June 23, 2003. As of June 23, 2003, we had invested approximately $1,708,000,000 in properties that we purchased for an aggregate purchase price of approximately $2,783,000,000, and we had invested approximately $91,000,000 in notes receivable from developers of five shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of June 23, 2003, we had net offering proceeds of approximately $117,000,000 available for investment in additional properties. As of June 23, 2003, we have committed to the acquisition of an additional $1,080,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.